SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

P&O PRINCESS CRUISES PLC

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
July 2002

Not Applicable
(Translation of registrant's name into English)

77 New Oxford Street, London WC1A 1PP
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 - 2(b) 82 -

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P&O PRINCESS CRUISES PLC

Date: 24 July 2002

By: [signature]

Name: Simon Pearce

Title: Company Secretary

24 July 2002

P&O PRINCESS CRUISES PLC
RESULTS FOR THE QUARTER ENDED 30 JUNE 2002

Key points for the quarter *

- Operating profit increased by 6% to $117.6 million (Q2 2001: $111.2 million), despite the disruption to the booking cycle resulting from the events of 11 September
- Pre-tax profit increased by 5% to $98.9 million (Q2 2001: $93.8 million)
- Earnings per share/ADS ahead of expectations at 13.6c/$0.54 (Q2 2001: 12.9c/$0.52), an increase of 5%
- Passenger cruise days increased by 11% with occupancy at 101%
- Like for like reduction in net revenue yields of 6%, better than the 7% reduction forecast in our previous trading update in April
- Underlying unit costs reduced by 8%

2002 Outlook

- For the Group, overall like for like yield reduction for the third quarter forecast at 6%, and for the year as a whole 5%. This is at the upper end of the 5% to 6% range given at the time of our last trading update in April 2002
- In North America, the proportion of Princess Cruises' cumulative capacity booked for the year remains ahead of 2001, with lower average yields for Q3. Encouragingly, yields and bookings for Q4 are in line with the position this time last year, which was before the events of September 11 disrupted the booking cycle for Q4 2001
- Since our last trading update, pricing for bookings on Princess Cruises has remained in line with the same period in 2001 and booking volumes have, to date, not been significantly affected by the recent political and economic uncertainties
- Booking position remains positive in UK and Australia
- In Germany, bookings for the established AIDA brand, with its doubled capacity, have been strong. The new A'ROSA brand's riverboats have booked well, although demand for the ocean cruise product on A'ROSA Blu has not been as strong
- On track to achieve the underlying unit cost reduction target of 7% for the year
- Expect to meet or exceed analysts' current expectations for full year earnings of 40c-41c per share/$1.60-$1.64 per ADS, excluding merger related costs

* comparisons are with the second quarter of 2001

77 New Oxford Street
London WC1A 1PP
Telephone: +44 (0)20 7805 1200
Facsimile: +44 (0)20 7805 1240/1241
www.poprincesscruises.com

Registered office as above,
registered in England 4039524

Peter Ratcliffe, Chief Executive Officer of P&O Princess Cruises, commented:

"Despite the disruption to our booking cycle from the events of 11 September, we have had another good quarter, increasing profits over the equivalent quarter of the previous year. Price reductions have been less than we forecast and we have been able to absorb these reductions through continued unit cost efficiencies.

It is particularly pleasing to have been able to report year over year an increase in earnings in each of the three quarters since those tragic events of September 11. Great credit is due to all our staff for making these results possible by operating more efficiently whilst continuing to maintain the quality of the vacations provided to our passengers.

We continue to be encouraged by the resilience of our business in North America. Bookings have maintained a good pace and to date have not been significantly affected by recent political and economic uncertainties. With our trading position in Europe and Australia also remaining positive, the Group continues to benefit from its global diversification.

Given this positive booking position and with our cost efficiency programs on target we believe that we can meet or exceed the market's expectations for our full year earnings.

We expect that by the end of September we will have received decisions from all regulators on both our merger with Royal Caribbean and the takeover proposal by Carnival. In the meantime, we continue to focus on the optimisation and development of our own business. Our newly introduced multi-brand strategies in the UK and Germany are maximising our growth potential in these two important markets. In North America, the growth and modernization of our fleet are giving us the revenue potential and cost structure to create significant value, and we remain confident of the long term growth prospects for the Princess brand."

For further information contact:

P&O Princess Cruises plc
Caroline Keppel-Palmer — +44 20 7805 1214
07730 732015

Brunswick
Sophie Fitton — +44 (0)20 7404 5959
John Sunnucks

Website — www.poprincesscruises.com

Analyst conference call

We are holding a presentation and conference call for UK and European analysts and investors at 09.30 BST and one for US analysts and investors at 15.00 BST/10.00 EST. An audio webcast will be available on our website at www.poprincesscruises.com. Below are details of the dial in numbers:

09.30 BST	Dial in number:	+44 (0) 20 8515 2364
	Replay number	+44 (0) 20 8797 2499 (pin 115476#)
15.00 BST/	Dial in number	+44 (0) 20 8515 2310
10.00 EST	Replay number	+44 (0) 20 8797 2499 (pin 005963#)

An interview with Peter Ratcliffe, Chief Executive Officer and Nick Luff, Chief Financial Officer will be available in video, audio and text from 07.00 BST on www.cantos.com or www.poprincesscruises.com

P&O Princess

P&O Princess Cruises plc is a leading international cruise company with some of the strongest cruising brand names: Princess Cruises in North America; P&O Cruises, Swan Hellenic and Ocean Village in the UK; AIDA and A'ROSA in Germany; and P&O Cruises in Australia. It is a leading provider of cruises to Alaska, the Caribbean, Europe, the Panama Canal and other Exotic destinations. The current complement of 19 ships and two river boats offering 31,130 berths is set to grow in the next two years with six new ocean cruise ships and one river boat on order.

P&O Princess Cruises has approximately 20,000 employees worldwide and carried over one million passengers in 2001, generating a revenue of approximately $2.5 billion (approximately £1.7 billion). Headquartered in London, P&O Princess Cruises' ordinary shares are quoted on the London Stock Exchange and as ADSs on the New York Stock Exchange (under the symbol "POC").

Certain statements contained in this announcement are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to P&O Princess Cruises and its subsidiaries, including certain statements concerning profit forecasts, working capital, future results, strategies, plans and goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbours from liability provided by section 27a of the US Securities Act of 1933, as amended, and section 21e of the US Securities Exchange Act of 1934, as amended, which are part of the US Private Securities Litigation Reform Act of 1995. You can find many (but not all) of these statements by looking for words like "will", "may", "believes", "expects", "anticipates", "plans" and "estimates" and for similar expressions. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause the statements, events or transactions described herein not to occur and/or P&O Princess Cruises', actual results, performance or achievements to differ materially from those expressed or implied in this announcement. These include, but are not limited to, economic and business conditions in general and, conditions in the cruise, travel and vacation industries in particular, including changes in industry cruise ship capacity and competition from other cruise ship operators and other vacation alternatives, safety and security concerns, incidents at sea, weather conditions, the political climate, fluctuations in interest rates, fluctuations in the price of oil, changes in the tax and regulatory regimes under which the company operates, capital expenditures, and factors impacting P&O Princess Cruises' international operations. In addition, the paragraph entitled "risk factors" in section 5 of the EGM Circular dated 27 December 2001 and P&O Princess Cruises' annual report on form 20-F for the year ended 31 December 2001 filed with the US Securities and Exchange Commission contain important cautionary statements and a discussion of many of the factors that could materially affect the accuracy of the company's forward-looking statements and/or adversely affect its respective businesses, results of operations and financial position, which statements and factors are incorporated herein by reference.

Subject to any continuing obligations under applicable law or any relevant listing rules, P&O Princess Cruises expressly disclaims any intention or obligation to disseminate, after the date of this announcement, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

SUMMARISED GROUP PROFIT AND LOSS ACCOUNT FOR THE THREE MONTHS AND SIX MONTHS ENDED 30 JUNE 2002

	----Three months to 30 June----		--------Six months to 30 June--------		
	2002 (Unaudited)	2001 (Unaudited)	2002 (Unaudited)	2001 (Unaudited) Restated note 2	2001 (Unaudited) As previously reported
US$ million					
Turnover (gross revenue)	638.1	647.6	1,150.2	1,189.7	1,189.7
Direct operating costs	(389.5)	(407.4)	(733.2)	(795.4)	(795.4)
Selling and administrative expenses	(87.5)	(92.5)	(174.0)	(177.1)	(177.1)
Depreciation and amortisation	(43.4)	(36.5)	(83.2)	(73.3)	(73.3)
	(520.4)	(536.4)	(990.4)	(1,045.8)	(1,045.8)
Group operating profit	117.7	111.2	159.8	143.9	143.9
Share of operating results of joint ventures	(0.1)	-	-	-	-
Total operating profit (note 3)	117.6	111.2	159.8	143.9	143.9
Profit/(loss) on sale of fixed assets	0.2	(1.9)	1.2	(1.9)	(1.9)
Profit before interest	117.8	109.3	161.0	142.0	142.0
Net interest and similar items (note 4)	(18.9)	(15.5)	(35.0)	(29.3)	(29.3)
Profit before taxation	98.9	93.8	126.0	112.7	112.7
Taxation (note 5)	(4.9)	(4.7)	(6.3)	91.2	(5.6)
Profit after taxation	94.0	89.1	119.7	203.9	107.1
Equity minority interests	-	(0.1)	-	(0.1)	(0.1)
Profit for the period	94.0	89.0	119.7	203.8	107.0
Basic earnings per share	13.6c	12.9c	17.3c	29.4c	15.4c
Diluted earnings per share	13.5c	12.9c	17.2c	29.4c	15.4c
Basic and diluted earnings per ADS	$0.54	$0.52	$0.69	$1.18	$0.62
Dividend per share	3.0c	3.0c	6.0c	6.0c	6.0c
Dividend per ADS	$0.12	$0.12	$0.24	$0.24	$0.24
Weighted average number of shares in issue (millions)					
- Basic	692.3	692.6	692.2	692.6	692.6
- Diluted	697.8	692.6	697.5	692.6	692.6

	Three months to 30 June		Six months to 30 June	
	2002	2001	2002	2001
<u>Operating statistics</u>				
Passenger cruise days (thousands)				
North America	1,742	1,539	3,451	2,935
Europe and Australia	876	819	1,666	1,635
Total	2,618	2,358	5,117	4,570
Occupancy				
North America	102.4%	101.3%	101.5%	102.1%
Europe and Australia	98.9%	99.3%	97.1%	97.4%
Total	101.2%	100.6%	100.0%	100.4%
Like for like change in net revenue yields	(6)%		(7)%	

Like for like is defined as movements in net revenue yields after adjusting for changes in exchange rates and changes in the mix of cruises.

Net revenue is defined as gross revenue (turnover) from the sale of cruises and on board revenue less the cost of sales (primarily travel agent commissions) and the flight component of a fly-cruise.

Occupancy is calculated by dividing the achieved pcds by the offered pcds. Since the former includes upper berths whereas the latter includes only lower berths, the occupancy can exceed 100%.

Passenger cruise days (pcds) means the number of passengers who could be carried on board (defined by lower berth capacity) multiplied by the available cruise days. Cruises that begin in one accounting period and end in another have their pcds apportioned accordingly; the financial results are treated similarly. Figures include all ocean going vessels and riverboats operated by the Group.

Underlying unit cost movements are defined as movements in the total of unit vessel operating costs and unit selling and administrative expenses after adjusting for changes in exchange rates, fuel prices and certain one-off costs (separately identified in the relevant announcement). Vessel operating costs and selling and administrative expenses broadly represent the difference between total net revenues and EBITDA (earnings before interest, tax, depreciation and amortisation).

Commentary on second quarter results

Passenger cruise days in the quarter were 11% higher than in the same quarter in 2001. In North America, Princess' passenger cruise days increased by 13% due to the introductions of Golden Princess in May 2001 and Star Princess in February 2002, offset mainly by the transfer of Crown Princess to Germany. For Europe and Australia, passenger cruise days increased by 7% due to the introduction into the German market of AIDAvita in May 2002 and A'ROSA Blu (formerly Crown Princess) in June 2002, and the two A'ROSA riverboats. For the fleet as a whole, occupancy for the quarter was 101%, the same as in the second quarter of 2001.

Net revenue yields, including onboard revenue, were 6% lower on a like for like basis than for the second quarter in 2001. This was partially offset by favourable exchange movements which resulted in the absolute change in yields being a decline of only 5%. The reduction in yields was attributable to Princess and was significantly affected by the disruption to bookings from the events of 11 September. The yield performance was better than our forecast given three months ago, with ticket yields for all markets being ahead of expectations, and a strong on board revenue performance during the quarter.

Gross revenues for the quarter decreased by 1%, reflecting the lower net revenue yields and a lower air/sea mix for Princess offset by the increase in passenger carryings and favourable exchange rates.

Underlying unit costs were 8% lower than in the second quarter of 2001, with the full benefit being received from cost reduction initiatives taken during 2001 and fleet changes also reducing costs. In addition to the underlying cost reductions, direct operating costs also fell due to the lower air/sea mix, lower commission costs due to the lower yields, offset by exchange movements and higher fuel prices. It should be noted that the reported figures for the second quarter of 2001 included $7 million of office relocation costs, the effect of which has been excluded from the calculation of the movement in underlying unit costs.

Total operating profit for the quarter was $117.6 million against $111.2 million in the second quarter of 2001, with the reduction in net revenue yields being more than offset by the combination of higher passenger carryings and lower unit costs. Interest costs increased to $18.9 million due to the higher borrowings after the deliveries of Golden Princess, Star Princess and AIDAvita, partially offset by the benefits of lower interest rates.

Profit before tax for the quarter was $98.9 million, an increase of 5% over the second quarter of 2001. The tax rate was 5%. After tax, profits were $94.0 million against $89.1 million and earnings per share/ADS were 13.6c/$0.54 compared with 12.9c/$0.52 for the second quarter of 2001.

The dividend for the quarter will be 3.0c per share, payable on 17 September 2002 to shareholders on the register on 16 August 2002. Unless they have elected otherwise, ordinary shareholders will receive their dividend in sterling, converted at the exchange rate on 2 September 2002. Elections to receive dividends in US dollars must be made by 27 August 2002. Holders of ADSs will receive their dividend of $0.12 per ADS in US dollars.

On the balance sheet, ships increased during the quarter with the delivery of AIDAvita. Similarly net borrowings increased to $1,888.2 million due mainly to the delivery payment for AIDAvita plus stage payments on other ships under construction being made, offset by operating cash inflows. The Group's liquidity, in the form of cash and committed undrawn facilities, is currently around $700 million. In addition, the Group has export credit facilities totally $1.5 billion available to finance the new build programme.

Commentary on results for the year to date

In the first half of 2002, passenger cruise days increased by 12% over those in the first half of 2001. Within this, Princess' passenger cruise days increased by 18%, due mainly to the introduction of Golden Princess in May 2001 and Star Princess in February 2002. Europe and Australia passenger cruise days grew by 2% mainly due to the introduction of AIDAvita in Germany in May 2002 offset by the ending of the charter of Arkona in February 2002.

Net revenue yields, including on board revenue, were 7% lower on a like for like basis than for the first half of 2001. Underlying unit costs were 9% lower with savings being made in both direct operating costs and in selling and administration costs.

Operating profit for the first half was $159.8 million against $143.9 million in 2001. Princess' operating profit increased by 7% to $119.0 million with the increase in passenger carryings and unit cost savings more than offsetting the decline in net revenue yields. Europe and Australia's operating profits increased by 25% to $40.8 million with improved yields, lower unit costs and overall favorable exchange rates.

The interest charge increased to $35.0 million due to the increase in borrowings following the delivery of new ships, offset by lower interest rates. Profit before tax increased by 12% to $126.0 million.

The tax rate for the first half of the year was 5%, in line with the rate originally reported for the first half of 2001. As reported with last quarter's results, the adoption of Financial Reporting Standard No. 19 'Deferred Tax' (FRS19) has resulted in a restatement of the 2001 comparatives which now include an additional one off credit of $96.8 million in the first half due to the entry into tonnage tax (see note 2).

After tax and minority interests, profits were $119.7 million against $107.0 million as originally reported for the first half of 2001, restated to $203.8 million following the adoption of FRS19. Basic earnings per share/ADS were 17.3c/$0.69 compared with 15.4c/$0.62 as originally reported for the first half of 2001, restated to 29.4c/$1.18.

Outlook

Since the trading update issued with our first quarter results on 25 April, bookings for Princess have continued at a good pace and to date have not been significantly affected by the recent political and economic uncertainties. With less capacity left to be sold, booking volumes for current year sailings have been below those in the same period last year, but this has enabled us to achieve prices above last year's levels. Sailings for the third quarter are essentially fully booked; with the previous disruption to bookings caused by the events of 11 September resulting in cumulative yields being below those achieved for the third quarter of 2001. For the fourth quarter, the proportion of capacity booked is ahead of this time last year, with cumulative yields unchanged year over year. Of course, from the position a year ago, the fourth quarter of 2001 was subsequently impacted by the events of 11 September.

It remains early in the booking cycle for sailings in the first quarter of 2003 but at this stage Princess is in a good position, with the proportion of capacity booked ahead of this time last year, at cumulative yields marginally below the position a year ago. We are encouraged by this position as again bookings for the first quarter of 2002 were subsequently impacted by the events of 11 September.

In the UK the booking position continues to be positive. Third quarter sailings are essentially fully booked, at good yields. With the capacity increase from the replacement of Victoria by Oceana (currently Ocean Princess) in November, we have further to go for the fourth quarter than at this time last year, and this will put some pressure on yields for that quarter. The same applies for first quarter 2003 sailings. In Australia, bookings for Pacific Sky continue to be strong.

In Germany, the two AIDA ships have booked very well for the summer period, with the winter programme about to be launched. A'ROSA Blu is well booked for the initial summer season when the ship is in northern Europe, although some extra promotional activity has been necessary as we establish the new brand. Bookings for the sailings from September onwards commenced later than would normally be the case following the ship's redeployment away from the east coast of the United States as a result of the events of 11 September. This will put pressure on yields in the fourth quarter, as will the significant increases in capacity for both brands. The two new riverboats, also operating under the A'ROSA brand, have booked well for their initial summer season.

For the Group as a whole, we anticipate that net revenue yields for the third quarter will be around 6% lower, on a like for like basis, compared with the third quarter of 2001. With the 2001 comparative reflecting the effects of the events of 11 September, we expect yields in the fourth quarter of 2002 to show a year over year increase, with improved yields from Princess offsetting likely yield pressure in the UK and Germany due to the growth in these businesses at a seasonally weak time of the year. For the year as a whole, our current expectation is that net revenue yields for the Group, on a like for like basis, will show a reduction of around 5% against 2001.

Cost reductions have continued to come through strongly. Unit cost reductions for the remainder of 2002 will not be as high as those achieved in the first two quarters as we will be comparing with quarters in 2001 that also showed significant reductions. For the year as a whole, we remain on track to achieve our target of a 7% reduction in underlying unit costs. The lower air/sea mix for Princess and changes in fuel prices and exchange rates will also affect the reported cost figures.

Analysts' forecasts for current year earnings have risen since our first quarter results three months ago and are now centred on the 40-41c per share ($1.60-$1.64 per ADS) range. Based on our current booking position and recent booking trends, and assuming no unforeseen developments, we expect to meet or exceed this level. This does not allow for the financial consequences from completion of either our merger with Royal Caribbean or the proposed takeover by Carnival. It also does not allow for costs that would still be incurred if neither transaction completed. We now estimate that such costs would be around $35 million, of which approximately $26 million had been incurred and were being carried as a prepayment at 30 June 2002.

Business Developments

The second quarter saw a significant expansion of our German business. The second AIDA vessel, AIDAvita, came into service in May, doubling the capacity of that clubship brand. That month also saw the introduction of the two new riverboats, A'ROSA Bella and A'ROSA Donna, on the Danube. During June, the A'ROSA brand's first ocean cruise ship, A'ROSA Blu (formerly Crown Princess), came into service following her re-fit at Lloyd-Werft.

In the UK, we have moved forward rapidly with the preparations for our new product, Ocean Village, aimed at a younger passenger looking for a relaxed and informal vacation in the sun. The summer 2003 deployment, based in Majorca, has been announced, charter flights and hotels arranged, and the brochure launched. Plans for the conversion of Arcadia, currently part of the P&O Cruises fleet, to become Ocean Village's first ship are being finalised.

In the meantime, we are continuing to prepare for the significant expansion of our two existing UK brands. Oceana (currently Ocean Princess) and Adonia (currently Sea Princess) join the P&O Cruises fleet, and Minerva II (the former Renaissance vessel, R8) replaces Minerva I for the Swan Hellenic brand, all within the next 12 months.

In Australia, Pacific Sky, which doubled our capacity in that market, is now well established. In the short term we have been focussing on growing sales in Australia onto our international products sold there, principally world cruises on P&O Cruises UK ships and Princess' south Pacific and Alaska itineraries. These sales allow us to capture part of the premium segment in Australia, in addition to the contemporary segment served by Pacific Sky.

Princess continues to expand and enhance its product offering. The positioning of the post-panamax Star Princess on the west coast has proved to be very successful, again demonstrating the ability to deliver the Princess product on large, cost effective ships in destination trades. In accordance with this strategy, for summer 2003, we will have two post-panamax ships, Star Princess and Diamond Princess, in Alaska. They will be based in Seattle, rather than Vancouver, and with weekend departures, introducing another product alternative for our customers. The other two post-panamax ships currently in the fleet, Grand Princess and Golden Princess, will both be positioned in the Mediterranean for summer 2003, with Princess returning to the summer Caribbean in 2004 after the delivery that year of two more post-panamax ships, Sapphire Princess and the new Crown Princess.

During the quarter, Princess opened its fifth wilderness lodge in Alaska at Copper River. The new lodge is proving popular with passengers and has enabled us to continue to expand and grow our cruise tour offerings in Alaska. Princess continues to explore opportunities to expand its product offering in Alaska and elsewhere.

Over the next year, the Princess fleet will go through significant changes. Following on from the transfer of Crown Princess to Seetours in Germany in this last quarter, Ocean Princess and Sea Princess transfer to the UK fleet and Pacific Princess leave the fleet. Three newbuilds will join the fleet, Diamond Princess and the two latest design panamax ships from Chantiers de l'Atlantique, Coral Princess and Island Princess, both of which will have some 75% of their cabins with balconies. Within the space of little more than 12 months, by the time that Diamond Princess and Island Princess are delivered in May 2003, these changes will have increased the proportion of balconies in the Princess fleet from 41% to 52%, significantly enhancing the revenue earning potential of the Princess brand. For 2003, this positive influence, combined with a booking season not affected by the events of September 11, should place Princess in a good position to counter any pressure that results from the significant increase in industry supply growth in North America next year and any negative influence that may develop as a result of recent political and economic uncertainties.

In accordance with our strategic objectives set out at the time of our demerger, we have brought down the cost structure of the business significantly, aided by fleet changes and the growth in the business. Having reduced underlying unit costs by 5% in 2001, we remain on target for unit cost reductions of another 7% in 2002. This has been achieved despite absorbing additional overhead and promotion costs in Germany as we have prepared for our significant expansion in that market. Although they will not continue at the same pace, we expect to continue to achieve unit cost savings in 2003 and beyond as additional new ships are delivered and we continue to grow the business. This will be helped by unit overhead and promotion costs in Germany returning to more normal, ongoing levels once the expansion rate slows, although this benefit will be offset to some extent by higher costs in the UK as we develop the new Ocean Village brand.

We are favourably disposed to adding more vessels to the Princess fleet. We expect the cruise segment of the North American vacation market to continue to grow and we believe that the Princess brand continues to attract a share of demand significantly in excess of its share of total industry capacity. However, for a number of commercial reasons, we do not expect to exercise the options we have for two more panamax ships from Chantiers de l'Atlantique before July 31, 2002, the date on which these options currently expire.

Royal Caribbean Combination and Carnival Proposed Takeover

On November 20, 2001, we announced that we had agreed to combine with Royal Caribbean Cruises under a dual listed company structure. On December 16, 2001, Carnival made a pre-conditional offer to acquire P&O Princess. This offer was most recently revised on February 7, 2002.

Competition authorities are reviewing both the combination with Royal Caribbean and the proposed takeover by Carnival Corporation.

On June 19, 2002 the UK government approved the merger with Royal Caribbean, in accordance with the recommendation of the UK Competition Commission's report on the industry and the transaction. This follows on from the clearance from the German government, received in January 2002, and completes the regulatory clearances required for the Royal Caribbean transaction from European regulators.

The European Commission is nearing completion of its review of the Carnival takeover proposal. A decision will be announced by 19 August 2002, and is expected to come earlier than this.

The United States' Federal Trade Commission is examining both transactions. Its detailed reviews of both transactions are ongoing. Our current expectation is that these reviews will both be completed by the end of the third quarter.

SUMMARISED GROUP BALANCE SHEET

	As at 30 Jun 2002 (Unaudited)	As at 30 Jun 2001 (Unaudited)	As at 31 Dec 2001 (Unaudited)
		--- restated (note 2)--	
US$ million			
Goodwill	121.7	109.7	112.9
Ships	4,287.9	3,547.4	3,530.4
Ships under construction	473.5	368.4	508.0
Properties and other fixed assets	249.7	241.3	248.0
Investments	16.6	10.6	19.0
Stocks	85.0	83.4	74.3
Debtors	294.8	298.2	256.7
	5,529.2	4,659.0	4,749.3
Net borrowings (note 6)	(1,888.2)	(1,303.7)	(1,436.4)
Other creditors and provisions (note 7)	(901.5)	(881.7)	(683.3)
Equity minority interests	(0.2)	(0.3)	(0.2)
	2,739.3	2,473.3	2,629.4
Equity shareholders' funds	2,739.3	2,473.3	2,629.4
Debt/capital ratio	41%	35%	35%
Net operating assets	4,094.6	3,363.4	3,501.0

SUMMARISED GROUP CASH FLOW STATEMENT

	Three months to 30 June		Six months to 30 June	
	2002 (Unaudited)	2001 (Unaudited)	2002 (Unaudited)	2001 (Unaudited)
US$ million				
Net cash inflow from operating activities	246.7	276.1	417.5	398.2
Returns on investments and servicing of finance	(48.7)	(31.4)	(60.6)	(42.8)
Taxation	8.9	(42.8)	(0.5)	(156.0)
Capital expenditure and financial investment				
Purchase of ships	(211.5)	(421.1)	(673.5)	(441.1)
Purchase of other fixed assets	(11.7)	(17.8)	(20.1)	(36.0)
Disposal of ships	-	1.4	-	16.6
Net cash outflow for capital expenditure and financial investment	(223.2)	(437.5)	(693.6)	(460.5)
Disposal of investments	0.3	-	3.1	-
Equity dividends paid	(42.3)	(103.5)	(42.3)	(103.5)
Net cash outflow before financing	(58.3)	(339.1)	(376.4)	(364.6)
Movement in net borrowings:				
Net cash outflow before financing	(58.3)	(339.1)	(376.4)	(364.6)
Issues of stock	1.3	-	1.9	-
Amortisation of bond issue costs	(0.4)	(0.3)	(0.9)	(0.7)
Exchange movements in borrowings	(93.5)	3.3	(76.4)	28.6
Movement in net borrowings	(150.9)	(336.1)	(451.8)	(336.7)

Note

The prior year adjustment has no impact on the cash flow as previously reported for the periods to 30 June 2001 and 31 December 2001.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Six months to 30 June 2002 (Unaudited)	2001 (Unaudited) As restated
US$ million		
Profit for the period	119.7	203.8
Exchange movements	29.9	(43.8)
Total recognised gains and losses	149.6	160.0
Dividends	(41.6)	(42.4)
New shares issued	1.9	0.2
Net increase in shareholders' funds	109.9	117.8
Shareholders' funds at beginning of period (originally $2,463.6m at 1 January 2001 before deducting prior year adjustment of $108.1m)	2,629.4	2,355.5
Shareholders' funds at end of period	2,739.3	2,473.3

NOTES

1. The figures for the year to 31 December 2001 before the prior year adjustment are extracted from the statutory accounts for that year, which have been delivered to the registrar of companies, and on which the auditors gave an unqualified report, without any statement under section 237 (2) or (3) of the Companies Act 1985. The 2002 interim results will be posted to stockholders on 16 August 2002 and will be available for inspection from that date at the registered office of the Company at 77 New Oxford Street, London WC1A 1PP.

2. Prior Year Adjustment on implementation of FRS19
   The Accounting Standards Board issued Financial Reporting Standard No. 19 'Deferred Tax' (FRS19) in December 2000. The standard is effective for accounting periods ending on or after January 23, 2002. The standard requires full provision to be made for deferred tax assets and liabilities arising from most types of timing difference between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Deferred tax assets are, however, only to be recognized to the extent that it is regarded as more likely than not that they will be recovered. P&O Princess Cruises has adopted the standard as of 1 January 2002 resulting in the restatement of comparative data from partial provisioning for deferred tax to the full provision basis.

   As a result of the implementation of FRS19, the balance sheet as at 31 December 2000 was restated to reflect full provision for deferred tax, an increase in deferred tax liabilities of $108.1 million. The tax credit for the comparative data '6 months to 30 June 2001', has been increased by $96.8m to reflect the elimination of the majority of future potential tax liabilities, upon P&O Princess Cruises' election to enter the U.K. tonnage tax regime. This is consistent with the elimination of the partially provided deferred tax in the 2001 audited financial statements. The net effect on net assets and shareholders' funds as at 30 June 2001 as a result of implementing FRS 19 is a reduction of $11.3m.

3. Segmental analysis

	Six months to 30 June 2002 (Unaudited)	Six months to 30 June 2001 (Unaudited)
Turnover		
US$ million		
North America	808.6	847.0
Europe and Australia	341.6	342.7
	1,150.2	1,189.7

	Six months to 30 June 2002 (Unaudited)	Six months to 30 June 2001 (Unaudited)
Operating profit		
US$ million		
North America	119.0	111.2
Europe and Australia	40.8	32.7
	159.8	143.9

Net operating assets US$ million	As at 30 Jun 2002 (Unaudited)	As at 30 Jun 2001 (Unaudited)	As at 31 Dec 2001 (Audited)
North America	2,735.6	2,479.6	2,599.0
Europe and Australia	1,359.0	883.8	902.0
	4,094.6	3,363.4	3,501.0

Net operating assets exclude goodwill and ships under construction.

4. Net interest and similar items comprise:

	Three months to 30 June		Six months to 30 June	
	2002 (Unaudited)	2001 (Unaudited)	2002 (Unaudited)	2001 (Unaudited)
US$ million				
Interest payable	(27.0)	(24.7)	(52.5)	(46.8)
Interest receivable	1.1	1.2	2.1	2.7
	(25.9)	(23.5)	(50.4)	(44.1)
Less capitalised interest	7.0	8.0	15.4	14.8
Net interest	(18.9)	(15.5)	(35.0)	(29.3)

5. Taxation

	Six months to 30 June	
	2002 (Unaudited)	2001 (Unaudited)
US$ million		
United Kingdom	(0.1)	192.5
Overseas	(6.2)	(101.3)
	(6.3)	91.2

6. Net borrowings comprise:

US$ million	At 30 Jun 2002 (Unaudited)	At 30 Jun 2001 (Unaudited)	At 31 Dec 2001 (Audited)
Short term borrowings and overdrafts	79.4	61.1	175.1
Long term bank loans, issued loan notes and bonds	1,975.4	1,471.8	1,381.7
	2,054.8	1,532.9	1,556.8
Less: Cash	(166.6)	(229.2)	(120.4)
Net borrowings	1,888.2	1,303.7	1,436.4

7. Other creditors and provisions includes Advance Passage Money of $520.5 million at 30 June 2002, ($505.8 m at 30 June 2001, $337.1m at 31 December 2001).

CAPACITY AND DEPLOYMENT

The estimated passenger cruise days for 2001 to 2005 are shown below. This information takes account of the Company's newbuild programme, ship transfers and announced ship withdrawals, and includes both ocean and river cruise vessels operated by the Group.

Passenger cruise days (millions)	Q1	Q2	Q3	Q4	Total
2001					
North America	1.40	1.54	1.68	1.58	6.20
UK	0.55	0.56	0.57	0.55	2.23
Germany	0.15	0.15	0.16	0.13	0.59
Australia	0.11	0.11	0.11	0.11	0.44
Total	2.21	2.36	2.52	2.37	9.46
2002					
North America	1.70	1.75	1.73	1.61	6.79
UK	0.56	0.55	0.57	0.64	2.32
Germany	0.13	0.21	0.41	0.37	1.12
Australia	0.11	0.11	0.11	0.11	0.44
Total	2.50	2.62	2.82	2.73	10.67
2003					
North America	1.67	1.67	1.95	1.92	7.21
UK	0.67	0.76	0.92	0.93	3.28
Germany	0.37	0.47	0.54	0.51	1.89
Australia	0.09	0.11	0.11	0.11	0.42
Total	2.80	3.01	3.52	3.47	12.80

Passenger cruise days (millions)	2001	2002	2003	2004	2005	Average annual growth in pcds (1)
North America	6.20	6.79	7.21	8.75	9.17	10%
UK	2.23	2.32	3.28	3.64	3.61	13%
Germany	0.59	1.12	1.89	2.36	2.59	45%
Australia	0.44	0.44	0.42	0.44	0.44	0%
Total	9.46	10.67	12.80	15.19	15.81	14%

(1) Average annual growth in passenger cruise days from 2001 to 2005.

The planned capacity deployment in 2002 and 2003 within North America is as follows:

Passenger cruise days (millions)	**Q1**	**Q2**	**Q3**	**Q4**	**Total**
2002					
Alaska	-	0.58	1.00	-	1.58
Caribbean	0.83	0.40	0.24	0.66	2.13
Europe	-	0.20	0.29	0.01	0.50
Mexico	0.23	0.17	0.05	0.42	0.87
Panama Canal	0.32	0.23	-	0.18	0.73
Exotics and others	0.32	0.17	0.15	0.34	0.98
Total North America	1.70	1.75	1.73	1.61	6.79
2003					
Alaska	-	0.51	1.05	-	1.56
Caribbean	0.80	0.17	-	0.76	1.73
Europe	-	0.49	0.66	0.07	1.22
Mexico	0.30	0.17	0.03	0.24	0.74
Panama Canal	0.26	0.11	0.07	0.40	0.84
Exotics and others	0.31	0.22	0.14	0.45	1.12
Total North America	1.67	1.67	1.95	1.92	7.21

The number of berths on our ocean and river cruise vessels operated by the Group and the implied growth in our geographic segments is shown in the table below:

		---------------- Lower berths --------------			
Segment	Capacity at July 2002	Additions	Announced withdrawals	Transfers	Projected capacity in 2005
North America	19,270	12,380	(640)	(5,620)	25,390
United Kingdom	6,210	870	(1,060)	4,030	10,050
Germany	4,450	1,470	-	1,590	7,510
Australia	1,200	-	-	-	1,200
Total	31,130	14,720	(1,700)	-	44,150